UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 21, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT

REGARDING ANNOUNCEMENT ON

OPERATING DATA FOR MARCH 2021

Reference is made to the announcement on operating data for March 2021 dated 15 April 2021 (the “Announcement”) published by China Eastern Airlines Corporation Limited (the “Company”). The Company noted that there are clerical errors in the Announcement and would like to clarify as follows:

1.

The Company revised and updated certain figures for “revenue passenger — kilometres”, “Number of passengers carried”, “available freight tonne — kilometres”, “available tonne — kilometres” and “revenue tonne — kilometres” in section “IV. MAJOR OPERATING DATA” on page 4 and page 5 of the Announcement, which should be read as follows (with the changes bold):

	Amount completed in March 2021	Amount completed in March 2020	Year-on- year increase	Total amount completed from January to March in 2021	Total amount completed from January to March in 2020	Year-on- year increase
RPK (revenue passenger-kilometres) (millions)	11,940.65	3,732.45	219.91%	24,518.71	24,824.63	-1.23%

— Domestic routes	11,777.78	2,951.02	299.11%	24,081.38	15,407.20	56.30%

— International routes	136.76	769.73	-82.23%	371.90	9,055.59	-95.89%

— Regional routes	26.12	11.69	123.35%	65.43	361.84	-81.92%

Number of passengers carried (thousands)	8,609.50	2,263.50	280.36%	17,635.47	13,717.61	28.56%
— Domestic routes	8,568.22	2,117.23	304.69%	17,529.23	11,438.40	53.25%
— International routes	23.85	136.71	-82.55%	61.49	2,004.12	-96.93%

— Regional routes	17.43	9.56	82.23%	44.76	275.09	-83.73%

	Amount completed in March 2021	Amount completed in March 2020	Year-on- year increase	Total amount completed from January to March in 2021	Total amount completed from January to March in 2020	Year-on- year increase
Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	967.94	230.07	320.71%	2,371.88	1,336.34	77.49%

— Domestic routes	354.36	88.96	298.34%	785.06	434.93	80.50%
— International routes	609.45	137.90	341.97%	1,575.35	880.44	78.93%
— Regional routes	4.13	3.22	28.31%	11.47	20.97	-45.30%

Consolidated Data
ATK (available tonne-kilometres) (millions)	2,441.84	834.77	192.52%	5,722.17	4,639.49	23.34%

— Domestic routes	1,789.10	542.24	229.95%	4,024.43	2,497.34	61.15%

— International routes	644.14	285.29	125.78%	1,673.72	2,067.92	-19.06%

— Regional routes	8.60	7.24	18.78%	24.02	74.22	-67.64%

RTK (revenue tonne-kilometres) (millions)	1,395.30	443.46	214.64%	2,995.67	2,608.16	14.86%

— Domestic routes	1,126.73	299.65	276.01%	2,345.43	1,486.74	57.76%

— International routes	265.39	141.82	87.12%	641.84	1,086.41	-40.92%
— Regional routes	3.19	1.98	60.57%	8.39	35.01	-76.04%

Save as clarified above, all information set out in the Announcement (both English and Chinese versions) remains unchanged.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 19 April 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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